November 7th 2013

Q3-2013 Financial Results Conference Call

Stratasys
FOR A 3D WORLD™

Q3-2013

Conference and webcast details

Speakers

David Reis	• CEO
Erez Simha	• CFO & COO (IL)
Shane Glenn	• VP, Investor Relations

Live Dial-in Information

PRIMARY DIAL-IN:
(866) 578-5771

INTERNATIONAL DIAL-IN:
(617) 213-8055

PARTICIPANT PASSCODE:
58071751

Replay Dial-in Information

PRIMARY DIAL-IN:
(888) 286-8010

INTERNATIONAL DIAL-IN: (617) 801-6888

AVAILABLE FROM:
11/07/2013 12:30 PM ET

AVAILABLE TO:
11/14/2013 11:59 PM ET

PARTICIPANT PASSCODE:
68686576

ONLINE LIVE WEBCAST AND REPLAY:
http://www.media-server.com/m/p/ceszzn6u

Stratasys

Forward looking statement

Certain information included or incorporated by reference in this press may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe," "should," "intend," "project" or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot acquisition) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company's ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to complete the MakerBot acquisition and to successfully put in place and execute an effective post-merger integration plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company's strategy; government regulations and approvals; changes in customers' budgeting priorities; litigation and regulatory proceedings; and those factors referred to under "Risk Factors", "Information on the Company", "Operating and Financial Review and Prospects", and generally in the company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company's SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Q3-2013 Conference Call Highlights

- Released record third quarter results as Objet-Stratasys merger synergies helped drive a 26% organic increase in revenue over last year
- Completed acquisition of MakerBot, which contributed $11.6 million in Non-GAAP revenue to the third quarter
- Expanded our global market reach by investing aggressively in our sales, marketing, and channel infrastructure
- Introduced several new products backed by industry-leading R&D investments
- Completed a successful equity offering, raising over $460 million for internal and external expansion plans
- Maintained our positive momentum heading in the fourth quarter and raised our financial guidance for 2013

Financial Results

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)

	Q3-12 Pro forma	Q3-13	Change YOY
Unit Sales	1,214	5,925	+388.1%
Total Revenue	$90.9	$126.1	+38.6%
Revenue/ Employee	0.083	0.075	-9.6%
Gross Profit % margin	54.5 59.9%	74.1 58.8%	+36.1%
Operating Expenses % of sales	32.7 36.0%	49.9 39.6%	+52.6%
Operating Profit % margin	21.8 23.9%	24.2 19.2%	+11.3%
Pre-tax Profit % margin	21.6 23.7%	23.8 18.9%	+10.2%
Tax Rate	23.5%	15.6%	-33.4%
EBITDA	25.1	27.4	+9.1%
Net Income % margin	16.6 18.3%	20.0 15.9%	+20.5%
EPS (Diluted)	$0.41	$0.45	+10.0%
Diluted Shares	40.4 M	44.3 M	

Quarter Highlights:

- Revenue growth of 38.6%
- Non-GAAP GM of 58.8% versus 59.9%
- Non-GAAP net income growth of 20.5%
- Non-GAAP EPS of $0.45 versus $0.41

Financial Results

Revenue

Stratasys Ltd.

Non-GAAP

($ in millions)


Total Revenue - Quarter
+41%
$77.1
$108.3
+28%
$13.8
$17.7
Q3-2012
Q3-2013
Product Revenue
Service Revenue

Quarter Highlights:

- System revenue +47%
- Consumable revenue +30%
- Customer Service revenue +33%
- RedEye revenue +37%
- Drivers: MakerBot and Production Series


Total Revenue – Quarterly Trend
$71.2
$76.0
$77.1
$81.7
$82.8
$90.4
$108.3
$11.8
$12.7
$13.8
$14.7
$15.4
$16.3
$17.7
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Product Revenue
Service Revenue

* Periods prior to 2013 are pro forma including Objet, Ltd.

Stratasys FOR A 3D WORLD™

Financial Results

System Unit Sales[1]

Stratasys Ltd.

Total Units – Quarter



5,925
1,214
Q3-2012
Q3-2013
System Unit Sales

Quarter Highlights:

- MakerBot Acquisition
- Production Series Growth
- 64,855 units installed worldwide

Total Units – Quarterly Trend



5,925
1,115
1,085
1,214
1,136
1,168
1,261
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13
System Unit Sales

(1) Includes systems sold by Stratasys, Inc., Objet Ltd., and Solidscape Inc. in all periods; and units for Makerbot starting only on August 15, 2013

Stratasys FOR A 3D WORLD™

Financial Results

Gross Profit

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)	Q3-12	Q3-13	% Change YOY
Product Revenue % of sales	$77.1 84.8%	$108.3 85.9%	+40.5%
Service Revenue % of sales	13.8 15.2%	17.7 14.1%	+28.1%
Product Gross Profit % margin	49.3 63.9%	67.5 62.3%	+36.9%
Service Gross Profit % margin	5.2 37.6%	6.7 37.6%	+27.9%
Total Gross Profit % margin	54.5 59.9%	74.1 58.8%	+36.1%

Quarter Highlights:

- High-margin system and consumable sales
- Better overhead coverage
- Impact of MakerBot



Gross Margin – Quarterly Trend
56.7%
57.5%
59.9%
57.8%
59.0%
59.2%
58.8%
60.8%
31.9%
61.3%
35.0%
63.9%
37.6%
62.4%
32.5%
63.9%
32.1%
62.9%
38.5%
62.3%
37.6%
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13
Product Gross Margin
Service Gross Margin
Total Gross Margin

* Periods prior to 2013 are pro forma including Objet, Ltd.

Financial Results

Operating Profit

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)	Q3-12	Q3-13	% Change YOY
R&D Expense % of sales	7.9 8.7%	12.0 9.5%	+51.2%
SG&A Expense % of sales	24.8 27.3%	37.9 30.1%	+53.0%
Total Operating Exp. % of sales	32.7 36.0%	49.9 39.6%	+52.6%
Total Operating Profit % margin	21.8 23.9%	24.2 19.2%	+11.3%

Quarter Highlights:

- Strong system, consumables and service sales
- Investing for future growth


Operating Profit Analysis – Quarterly Trend
19.8%
19.8%
23.9%
19.1%
20.7%
20.3%
19.2%
27.0%
28.8%
27.3%
29.2%
28.2%
29.9%
30.1%
9.9%
9.0%
8.7%
9.6%
10.1%
8.9%
9.5%
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

* Periods prior to 2013 are pro forma including Objet, Ltd.

Stratasys

Financial Results

Growth Drivers

Stratasys Ltd.

Non-GAAP

	Q3-2013 (YOY)	
	Units	Dollars
System Revenue	+388%	+47%
Consumable Revenue	--	+30%
Customer Service Revenue	--	+33%
RedEye Parts Services	--	+37%

Financial Results

Revenue Geographic Mix

Stratasys Ltd.

Non-GAAP


Geographic Sales Q3-2012
Other
2%
APAC
18%
EMEA
26%
North
America
54%


Geographic Sales Q3-2013
Other
1%
APAC
19%
EMEA
26%
North
America
54%

Stratasys

* Periods prior to 2013 are pro forma including Objet, Ltd.

Financial Results

Balance Sheet Summary

Stratasys Ltd.

($ in millions unless noted otherwise)

Selected balance sheet items ($mm)	Q2-13	Q3-13
Cash , Cash Equivalents & Inv.	$149.7	$616.5
Accounts Receivable	81.4	86.6
Inventories	64.6	79.8
Net Working Capital	245.3	709.5

Highlights

- $616.5 M in cash & investments
- MakerBot acquisition

Financial Results & Projections

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)


$277
$359
$470- $490
$0.94
$1.49
$1.75 –
$1.90
FY11
FY12
FY13 (guidance)
Revenue (millions)
EPS

* Periods prior to 2013 are pro forma including Objet, Ltd.

Financial Guidance

Revenue and Earnings Guidance

Stratasys Ltd.

Non-GAAP

Fiscal 2013 Financial Guidance

Revenue (M)

$470 - 490

Non-GAAP EPS

$1.75 - $1.90

Reconciliation of GAAP to Non-GAAP Guidance	
($ in millions unless noted otherwise)	
Revenue	$470 to $490
Non-GAAP Net Income	$77.7 to $84.4
(1) Stock-Based Compensation Exp.	$22.2 - $24.9
(2) Amortization of Intangibles	$67.2
(3) Merger-Related Expenses	$18.1 - $20.7
GAAP Net Loss	($35.0) – ($23.1)
GAAP EPS	($0.83) – ($0.55)
Non-GAAP EPS	$1.75 - $1.90

Financial Guidance

Long-Term Target Operating Model

Stratasys Ltd.

Non-GAAP

Revenue growth	Operating margin[1]
+20%	20% – 25% of sales

Effective tax rate[1]	Net income margin[1]
15% – 20%	16% - 21% of sales

[1] Non-GAAP.

Stratasys

Merger Update


Premier portfolio of 3D printing solutions and technology
STRATASYS
Stratasys
Financially compelling combination
Exciting growth opportunities
OBJET
Powerful strategic position

- Accelerating sales of complimentary product line
- Realization of merger synergies contributed to 26% organic growth in Q3 YOY

MakerBot

Update

- **Status:** Merger closed August 15, 2013
- **Revenue:** $11.6M (Q3 after merger close)
- **Products:** MakerBot Replicator 2 Desktop 3D Printer; MakerBot Replicator 2X Experimental 3D Printer, MakerBot Digitizer 3D Scanner
- **Materials**: PLA & ABS
- **MakerBot 3D Ecosystem:** Thingiverse, MakerWare, MakerCare, MakerBot Retail Store





MakerBot

3D Ecosystem












STL
OBJ

MakerBot

Thingiverse

- 3D Design Community for discovering, printing, and sharing 3D models
- Easiest and largest place to browse 3D models
- Over 130,000 total users
- Over 100,000 downloadable Things
- 7,000 new Things added every month


MakerBot Thingiverse
DASHBOARD
EXPLORE
CREATE
Thingiverse
Featured
Learn More
Global Feed
Featured Collections
MakerBot Thingiverse


Featured Collections
Download and print today
see more
Architober
Glow
Flexible
Dissolvable
Show and Tell
Customizable
Wearables
Super Users

Stratasys

Focus on new products


3Z
MAX
with (SCP)


MakerBot Digitizer


MakerBot Flexible Filament


MakerBot Dissolvable Filament
Off the Buildplate
Half Dissolved
Fully Dissolved

Stratasys

Global Reach



Americas ■ Europe ■ Asia Pacific ■ Middle East

Stratasys

Market Opportunity

Concept Models → Prototypes → Finished parts

Manufacturing Applications

SEUFFER

- ✓ Traditional method of manufacturing tool: 8 weeks and 40,000 euros
- ✓ Using Stratasys 3D printing technology: 24 hours and less than 1,000 euros
- ✓ **97% cost savings**

Usable parts

Reduce manufacturing cost

Improve manufacturing flexibility

Enable mass customization

Concept Models → Prototypes → Finished parts

Design Applications

LOCKHEED MARTIN

Liberate creativity

Shorten design cycles

Accelerate lead times

Eliminate costly design errors



NASA

Summary & Outlook

- Strong organic growth contributes to record third quarter results
- Stratasys-Objet synergies accelerating and market demand remains robust
- Expect strong finish to the year – raising financial guidance for 2013
- Accelerating new product introductions and expanding global market reach
- Expanding infrastructure and positioned for additional inorganic growth opportunities
- Maintain positive outlook and strong long-term growth expectations

Stratasys

Q&A


Stratasys
FOR A 3D WORLD™
FOR A
3D WORLD
Images courtesy of: Peltor AB, Neri Oxman, Trek, Fishman, Avatar

We are passionate believers in the value and power of 3D printing, and in the change it can bring to the world.

And we're here to lead it.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

Stratasys Ltd. Combined

($ in thousands except per share data)

	Q3-12 Pro Forma GAAP	Adjustments	Q3-12 Pro Forma Non-GAAP	Q3-13 GAAP	Adjustments	Q3-13 Non-GAAP
Net sales						
Products	$ 77,074	$ -	$ 77,074	$ 107,887	$ 434	$ 108,321
Services	13,847	-	13,847	17,739	-	17,739
Cost of sales						
Products	38,782	(10,977)	27,805	53,565	(12,713)	40,852
Services	9,054	(420)	8,634	11,469	(395)	11,074
Gross profit	43,085	11,397	54,482	60,592	13,542	74,134
Operating expenses						
Research and development, net	8,809	(889)	7,920	13,514	(1,538)	11,976
Selling, general and administrative	33,291	(8,505)	24,786	51,587	(13,660)	37,927
Change in fair value of earn-out obligations	-	-	-	1,607	(1,607)	-
Operating income (loss)	985	20,791	21,776	(6,116)	30,347	24,231
Other expense	(192)	-	(192)	(452)	-	(452)
Income (loss) before income taxes	793	20,791	21,584	(6,568)	30,347	23,779
Income taxes	3,647	1,419	5,066	80	3,640	3,720
Net income (loss)	(2,854)	19,372	16,518	(6,648)	26,707	20,059
Net income attributable to non-controlling interest	(95)	-	(95)	(22)	61	39
Net income (loss) attributable to Stratasys Ltd.	$ (2,759)	$ 19,372	$ 16,613	$ (6,626)	$ 26,646	$ 20,020
EPS (Diluted)	$ (0.07)		$ 0.41	$ (0.16)		$ 0.45
Diluted Shares	36,912		40,408	41,976		44,289

Stratasys
FOR A 3D WORLD™

Reconciliation of Non-GAAP Adjustments

Stratasys Ltd. Combined

	Q3-12	Q3-13
Net sales, products		
Deferred revenue step-up	$ -	$ 434
Cost of sales, products		
Intangible assets amortization expense	(10,260)	(12,252)
Non-cash stock-based compensation expense	(297)	(405)
Merger related expense	(420)	(55)
	(10,977)	(12,713)
Cost of sales, services		
Non-cash stock-based compensation expense	(330)	(387)
Merger related expense	(90)	(8)
	(420)	(395)
Research and development, net		
Non-cash stock-based compensation expense	(889)	(822)
Performance bonus expense	-	(716)
	(889)	(1,538)
Selling, general and administrative		
Intangible assets amortization expense	(2,375)	(3,838)
Non-cash stock-based compensation expense	(5,800)	(4,997)
Merger related expense	(330)	(2,347)
Performance bonus expense	-	(2,478)
	(8,505)	(13,660)
Change in fair value of earn-out obligation		
Earn-out obligation expense	-	(1,607)
Income taxes		
Tax expense related to non-GAAP adjustments	1,419	3,640
Net income attributable to non-controlling interest		
Depreciation and amortization expense attributable to non-controlling interest	-	61
Net income	$ 19,372	$ 26,646

Stratasys
FOR A 3D WORLD™